1290 Avenue of the Americas New York, NY 10104	Julie Collett Senior Director and Counsel AXA Equitable| Law Department (303) 902-9135 julie.collett@axa.us.com

April 12, 2018

VIA EDGAR

Elisabeth Bentzinger, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

RE:	AXA Equitable Life Insurance Company

Correspondence filing related to Post-Effective Amendments to the Registration Statements on Form N-4

File Nos. 333-05593, 333-64749, 333-31131 and 333-60730

Dear Ms. Bentzinger:

This letter responds to oral comments you provided with respect to the above referenced filings for Separate Account No. 49 of AXA Equitable Life Insurance Company (the “Company”) on April 10, 2018. For your convenience, I have restated those comments below, and followed each comment with the Company’s response.

Comments to the Prospectus Supplement

1.	Please confirm supplementally that the disclosure in the “Good order” section describing how an owner who accepts the buyout offer can obtain a partial withdrawal without being subject to a withdrawal fee will be in the supplemental sales material.

Response: The Company will provide a separate document in the owner and advisor mailings that provides as follows:

IMPORTANT INFORMATION

If you accept the offer and also request a partial withdrawal on that same day, that partial withdrawal (which is a financial transaction) will be processed before your acceptance of the offer. We will process your acceptance of the offer on the next available business day.

That partial withdrawal will be subject to any applicable withdrawal charges and market value adjustment and will reduce the Special Credit Amount unless you specifically request that the Company process the acceptance of the buyout offer prior to the processing of the partial withdrawal in which case the withdrawal charges are waived, however, any market value adjustment will still apply.

2.	Please clarify whether the market value adjustment will apply.

Response: The undersigned has been informed that there are a very small number of owners receiving the buyout offer who could be subject to a market value adjustment. Nonetheless, the disclosure has been revised as requested.

3.	In the How does AXA Equitable determine the special Credit Amount? How much is the Special Credit Amount? section, there is reference to the “Actual fund mix”. Please replace with terminology consistent with prospectus.

Response: The disclosure has been revised as requested.

4.	Please disclose the PPB amount in the format similar to the Prospectus Supplement for the 2015 buyout offer.

Response: Disclosure revised as requested.

5.	Please provide supplementally, examples for each group showing a detailed calculation of the special credit amount using the average account value and benefit base for owners representative of those receiving the buyout offer.

Response: Detailed examples are provided in Exhibit A to this letter.

In addition, please be aware that due to previous rounding that has now been corrected, the numbers in the tables have been revised slightly.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at (303) 902-9135. Thank you very much for your assistance with these filings.

Best regards,

/s/ Julie Collett
Julie Collett

Exhibit A

Examples of Offer Amount

The following shows the contract detail and the offer amount calculated as of 12/31/2017. Note that the IFRS reserve is a complicated calculation based on multiple market return scenarios and dynamic assumptions. Also note that the examples show the reserve and offer amount on the date of calculation above and will change as the contract values (benefit base and account value) change over time.

Contract Group #1:

Contract Details:

Client is male, currently age 66

Contract was issued on 7/18/2005

Client elected GMIB and the Greater of Rollup and Ratchet GMDB

GMIB Fee Rate = .0065 * IB BB

GMDB Fee Rate = .0060 * DB BB

Time since last anniversary = 166 days

Contract holder has not taken a large withdrawal in a contract year after the contract date anniversary in 2014.

Contract values as of December 31, 2017 are:

Annuity Account Value:	$118,000.00 (Average AV of Group #1)
GMIB Benefit Base:	$198,000.00 (Average BB of Group #1)
GMDB Benefit Base:	$198,000.00
Accrued Fees:	$1,125.62

Annualized Fees = [(GMIB BB * GMIB Rate) + (GMDB BB * GMDB Rate)]
= (198,000 * .0065) + (198,000 * .0060)
= 2,475

Accrued Fees = Annualized Fees * fraction of Year
= 2,475 * 166/365
= 1,125.62

Offer Amount Details:

IFRS Reserve:	$66,756.17
70% of IFRS Reserve:	$46,729.32
Minimum Offer amount (=2 times Annualized Fees):	$4,950.00

Actual Offer amount:	$46,729.32

Post Buyout:

Contract values as of December 31, 2017 are:
Annuity Account Value:	$163,603.70
= AAV + Actual Offer amount – Accrued fees
= 118,000 + 46,729.32 – 1,125.62
GMIB Benefit Base:	$0.00
GMDB:	$0.00

Contract Group #2:

Contract Details:

Client is female, currently age 66

Contract was issued on 8/3/2005

Client elected GMIB and the Greater of Rollup and Ratchet GMDB

GMIB Fee Rate = .0065 * IB BB

GMDB Fee Rate = .0060 * DB BB

Time since last anniversary = 150 days

Policyholder has taken a large withdrawal in a policy year after the policy anniversary in 2014.

Contract values as of December 31, 2017 are:

Annuity Account Value:	$38,000.00 (Average AV of Group #2)
GMIB Benefit Base:	$62,000.00 (Average BB of Group #2)
GMDB:	$62,000.00
Accrued Fees:	$318.49

Annualized Fees = [(GMIB BB * GMIB Rate) + (GMDB BB * GMDB Rate)]
= (62,000 * .0065) + (62 * .0060)
= 775

Accrued Fees = Annualized Fees * fraction of Year
= 775 * 166/365
= 1,125.62

Offer Amount Details:

IFRS Reserve:	$20,739.70
25% of IFRS Reserve:	$5,184.92
Minimum Offer amount (=1 times Annualized Fees):	$775.00

Actual Offer amount:	$5,184.92

Post Buyout:

Contract values as of December 31, 2017 are:
Annuity Account Value:	$42,866.43
= AAV + Actual Offer amount – Accrued fees
= 38,000 + 5,184.92 – 318.49
GMIB Benefit Base:	$0.00
GMDB:	$0.00